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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

The Chalone Wine Group, Ltd.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

157639105

(Cusip Number)

Jeffrey P. Newman, Esq.
Farella Braun + Martel LLP
235 Montgomery Street
San Francisco, CA 94104
(415) 954-4400

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 31, 2004

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 157639105			Page 2 of 6

1.	Name of Reporting Person: Huneeus Vintners LLC		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: State of Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: -0-

		8.	Shared Voting Power: 5,556,103(1)

		9.	Sole Dispositive Power: -0-

		10.	Shared Dispositive Power: 5,556,103(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 5,556,103

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 46%(1)

14.	Type of Reporting Person (See Instructions): OO(2)

(1)	See Notes (1) and (2) contained in the equivalent table contained in the Schedule 13D (as defined in the Explanatory Note below).

SCHEDULE 13D

CUSIP No. 157639105	Page 3 of 6

EXPLANATORY NOTE

      This Schedule 13D (the “Third Amended Schedule 13D”) is the third amendment to the Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) on behalf of Huneeus Vintners LLC, a Delaware limited liability company (the “Reporting Person”), on May 17, 2004 (as originally filed, and as amended and supplemented by Amendment No. 1 and Amendment No. 2 thereto, the “Schedule 13D”), with respect to the Common Stock, no par value (the “Common Stock”), of The Chalone Wine Group, Ltd., a California corporation (the “Issuer”).

      Capitalized terms used but not defined in this Third Amended Schedule 13D shall have the meanings ascribed to such terms in the Schedule 13D. Except as set forth in this Third Amended Schedule 13D, no material change in the information set forth in the Schedule 13D has occurred. Beginning on the date this Third Amended Schedule 13D is filed with the SEC on behalf of the Reporting Person, and continuing thereafter until the date on which any further amendment related to the Schedule 13D shall be filed with the SEC on behalf of the Reporting Person, all references to the Schedule 13D shall be deemed to refer to the Third Amended Schedule 13D.

Item 4. Purpose of the Transaction.

      Response in Item 4 of the Schedule 13D shall be amended and supplemented as follows:

      Pursuant to the Offer Letter described in the Schedule 13D and attached as Exhibit 1 thereto, the Parties made a proposal to the board of directors of the Issuer on May 17, 2004, with respect to a business combination transaction with the Issuer. On June 30, 2004, the Parties delivered to the board of directors of the Issuer a letter pursuant to which the Parties agreed to extend the date of the offer contained in the Offer Letter from June 30, 2004 to July 31, 2004. This letter stated that all terms contained in the Offer Letter, other than the extension of the date of the offer contained in the Offer Letter, would remain in full force and effect. This letter is attached as Exhibit 3 to the Schedule 13D.

      On July 31, 2004, the Parties delivered to the board of directors of the Issuer a letter (the “July 31, 2004 Letter”) pursuant to which the Parties agreed to extend the date of the offer contained in the Offer Letter from July 31, 2004 to August 20, 2004 (the “Second Date Extension”). All terms contained in the Offer Letter, other than the Second Date Extension, remain in full force and effect. The July 31, 2004 Letter is attached as Exhibit 5 to this Third Amended Schedule 13D.

Item 7. Material to be Filed as Exhibits.

      Response in Item 7 of the Schedule 13D shall be amended and supplemented as follows:

Number	Description	Location
5	Letter of Les Domaines Barons de Rothschild (Lafite), Constellation Brands, Inc. and Huneeus Vintners LLC, dated July 31, 2004	Filed with this Third Amended Schedule 13D

SCHEDULE 13D

CUSIP No. 157639105	Page 4 of 6

SIGNATURE

      After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this Third Amended Schedule 13D is true, complete and correct.

Date: August 2, 2004

HUNEEUS VINTNERS LLC

By:	/s/ Agustin Huneeus

Name:	Agustin Huneeus
Title:	Manager

SCHEDULE 13D

CUSIP No. 157639105	Page 5 of 6

EXHIBIT INDEX

Number	Description	Location
5	Letter of Les Domaines Barons de Rothschild (Lafite), Constellation Brands, Inc. and Huneeus Vintners LLC dated July 31, 2004	Filed with this Third Amended Schedule 13D